UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
	                          RULE 13d-2(a)


                                 AMPLIDYNE, INC.
                             ----------------------
                                (Name of Issuer)


                         Common Stock, $.0001 par value
                     --------------------------------------
                         (Title of Class of Securities)


                                    032103103
                             ----------------------
                                 (CUSIP Number)


                            Michael H. Freedman, Esq.
                     Law Offices of Michael H. Freedman, PLLC
                              189 West 89th Street
                            New York, New York 10024
                                 (212) 724-4597
            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 30, 2005
         ---------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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

CUSIP NO. 032103103

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          GRQ Consultants, Inc. 401K Plan
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)[ ]  (b)[X]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          WC
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)  [ ]

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OR ORGANIZATION

          FLORIDA
--------- ----------------------------------------------------------------------
---------------- --------- -----------------------------------------------------
                     7     SOLE VOTING POWER
                           1,200,000
Number of        --------- -----------------------------------------------------
Shares               8     SHARED VOTING POWER
Beneficially               -0-
Owned by Each    --------- -----------------------------------------------------
Reporting            9     SOLE DISPOSITIVE POWER
Person With                1,200,000
                 --------- -----------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                           -0-
---------------- --------- -----------------------------------------------------
--------- ----------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,200,000
--------- ----------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*  [ ]

--------- ----------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
          6.7%
--------- ----------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
    14
          EP
--------- ----------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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

CUSIP NO. 032103103


Item 1.  Security and Issuer.


     This Statement on Schedule 13D (this "Statement"), filed on behalf of
GRQ Consultants, Inc. 401K Plan, relates to the common stock, par value $.0001 per share, of Amplidyne Inc., a Delaware corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934 (the "Exchange Act"). The address of the principal executive office of the Issuer is 59 LaGrange Street, Raritan, New Jersey 08869.


Item 2.  Identity and Background.


     (a) This Statement is filed on behalf of GRQ Consultants, Inc. 401K Plan ("GRQ"), sometimes referred to herein as the "Reporting Person".

     (b)-(c) The principal business/occupation of GRQ is an employee benefit plan for the benefit of the employees of GRQ Consultants, Inc., a Florida private equity financing company. Barry Honig is a control person and sole Trustee of GRQ. By virtue of his position, Barry Honig has the sole power to vote and dispose of the Issuer's shares owned by GRQ. The principal business address of GRQ is 595 S. Federal Highway, Suite 600, Boca Raton, FL 33432.

     (d) None of the persons named in Item 2(b) (c) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the persons named in Item 2(b) (c) has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Barry Honig is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

     On June 30, 2005, GRQ purchased 1,200,000 shares of the Issuer's common stock (the "Shares") at $.03 per share for a total purchase price of $36,000. The Shares were acquired with working capital.


Item 4.  Purpose of Transaction.


     The Reporting Person has acquired the Shares for investment purposes.

     The Reporting Person does not have any plans or proposals, other than those described in this Item 4, which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may from time to time discuss among itself and with other persons market conditions and other factors concerning its investment in the Issuer, as well as specific actions that might be taken in light of prevailing circumstances with respect to such interests. The Reporting Person reserves the right from time to time to acquire or dispose of the Shares.

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

CUSIP NO. 032103103

Item 5.  Interest in Securities of the Issuer.

     (a)-(b) The aggregate percentage of Shares reported owned by each person named in Item 2(b) (c) is based upon 17,788,267 shares of Shares outstanding.

     As of the close of business on August 11, 2005, GRQ beneficially owned the Shares, constituting approximately 6.7% of the Issuer's outstanding common stock. Barry Honig may be deemed to beneficially own the Shares owned directly by GRQ by virtue of his direct authority to vote and dispose of such Shares. Barry Honig disclaims beneficial ownership of the Shares owned by GRQ except to the extent of his equity interest in GRQ.

     (c) Schedule A annexed hereto lists all transactions in the Issuer's shares during the last sixty days by the persons named in Item 2(b) (c).

     (d) No person other than the persons named in Item 2(b) (c) is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that are the subject of this filing on Schedule 13D.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Not applicable.


Item 7.  Material to be Filed as Exhibits.

     Not applicable.

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

CUSIP NO. 032103103

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 17, 2005                     GRQ CONSULTANTS, INC. 401K PLAN

                                          By: /s/ Barry Honig
                                          --------------------------------------
                                                  Barry Honig, Trustee



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

CUSIP NO. 032103103

                                   SCHEDULE A
                                   ----------

                    Transactions During the Past 60 Days


Shares of Common               Price Per         Date of
Stock Purchased/(Sold)         Share ($)         Purchase/(Sale)
----------------------         ---------         ---------------

                    GRQ CONSULTANTS, INC. 401K PLAN


      1,200,000                   .03                 6/30/05
----------------------         ---------         ---------------






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